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                           July 8, 2021

       Jason Lublin
       Chief Financial Officer
       Endeavor Group Holdings, Inc.
       9601 Wilshire Boulevard, 3rd Floor
       Beverly Hills, CA 90210

                                                        Re: Endeavor Group
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 30, 2021
                                                            File No. 333-257570

       Dear Mr. Lublin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Benjamin J. Cohen